EXHIBIT 99.1
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                                                                PRESS
                                                                RELEASE

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                           NORTH SEA PRODUCTION UPDATE
            CALGARY, ALBERTA - MARCH 26, 2003 - FOR IMMEDIATE RELEASE
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Canadian Natural Resources Limited ("Canadian Natural") announced today that petroleum production from the Ninian South Platform located in the United Kingdom portion of the Northern North Sea has been shut-in until mid-April 2003. Water injection operations at the platform continue. This proactive shut-in will facilitate the replacement of certain critical pipework in the oil process module. The replacement of this pipework significantly increases the reliability and integrity of the Ninian South Platform, which Canadian Natural took over operatorship of during December 2002. This maintenance program is unanticipated, but not unexpected, as management recognized the need to improve operability and reliability on these platforms at the time of taking over operatorship.

The Ninian South platform accommodates approximately 18,000 barrels per day of Canadian Natural's oil production from the Columba, Lyell and Strathspey fields as well as a portion of the Ninian fields production. Canadian Natural still expects to reach first quarter corporate production guidance of 235-240 thousand barrels per day of oil and liquids and 1,300 to 1,320 million cubic feet per day of natural gas production. However, this maintenance shut-down will impact the North Sea portion of production guidance in the first quarter. Production losses from maintenance shut-downs have been accounted for in Canadian Natural's annual production guidance and as such no revisions are required to previous yearly guidance estimates.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core regions located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


         TELEPHONE:  (403) 514-7777                              ALLAN P. MARKIN
         FACSIMILE:  (403) 517-7370                                     Chairman
         EMAIL:      investor.relations@cnrl.com
         WEBSITE:    www.cnrl.com                               JOHN G. LANGILLE
                                                                       President

         TRADING SYMBOLS - CNQ                                     STEVE W. LAUT
         Toronto Stock Exchange                          Chief Operating Officer
         New York Stock Exchange
                                                                 COREY B. BIEBER
                                                                        Director
                                                              Investor Relations


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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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